台和商事控股有限公司
DAIWA ASSOCIATE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

DNV UKAS QUALITY MANAGEMENT 013

[redacted]

BY Registered air-mail

07028828

Exemption No. 82-4402

13 December 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
USA

SUPPL

Dear Sirs

Daiwa Associate Holdings Ltd - Announcement of Interim Results 2007/2008
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

The Company's Announcement regarding its consolidated interim results for the period ended 30 September 2007 is available for viewing on the website of Hong Kong Exchange and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of Daiwa Associate Holdings Limited at *http://www.daiwahk.com/news.phtml.*

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours truly
For and on behalf of the Board
Daiwa Associate Holdings Limited

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

Derek Ho

Derek HO
Company Secretary
Enc

c.c. Ms Kammy Yuen – BNY Hong Kong Office by fax : (852) 2877 0863

11/F., BLOCK G, EAST SUN INDUSTRIAL CENTRE, 16 SHING YIP STREET, KWUN TONG, KOWLOON, HONG KONG.
TEL: (852) 2341 3351
FAX: (852) 2797 8275
E-mail: daiwa@daiwahk.com

DAIWA
DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 1037)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

INTERIM RESULT

On behalf of the Board of Directors, I would like to present to shareholders the unaudited Interim Report of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the six months ended 30 September 2007. The unaudited interim accounts have been reviewed by the Company's Audit Committee.

RESULTS AND DIVIDEND

For the six months ended 30 September 2007, the Group's turnover was HK$1,017.6 million, representing a growth of 14.2% (2006: HK$891.3 million). EBITDA (i.e. earnings before interest, tax, depreciation, amortization and non-cash items) for the period was HK$15.9 million (2006: HK$16 million) representing a slightly decrease of 0.6% when compared to the last corresponding period.

Net profit after taxation and minority interests for the period was HK$9.5 million (2006: HK$11.4 million) which represents a decrease of 17% when compared to the last corresponding period. Basic earnings per share was HK3.24 cents (2006: HK4.21 cents).

The decrease of profit mainly because of the increase of expenses in the new Heyuan consumer electronics factory where doubled management resources were involved in the setting up of production line and training new workers.

INTERIM DIVIDEND

The Board of Directors has recommended an interim dividend of HK1 cent per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 28 December 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 24 December, 2007 to Friday, 28 December 2007, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Tricor Abacus Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 21 December 2007.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's net current assets amounted to HK$219.4 million and the shareholders' funds were HK$393.3 million at 30 September 2007. The total amount of loans and finance lease was HK$205.3 million and the gearing ratio, which is defined as total borrowings, excluding minority interests and deferred taxation to shareholders' funds was 0.52. The gearing rise due to the drawn down of long term borrowings to support the development of Heyuan factory site The cash and bank balances were HK$111.8 million.

At 30 September 2007, total available banking facilities of the Group were approximately HK$276 million, of which HK$60 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$3 million.

The Group's assets were mostly financed by shareholders' funds, trade payables and bank borrowings. Trade payables and short term loans are repayable within one year. Long term borrowings are repayable between two to five years. The borrowings, cash and cash equivalents were mainly denominated in Hong Kong dollars, US dollars, Canadian dollars, Renminbi or Japanese Yen. The Group had entered into foreign currency contracts with banks to hedge certain future foreign currency trade liabilities. The Group's borrowing were bearing interest at floating rates.

BUSINESS REVIEW AND PROSPECT

The Group is mainly engaged in four major businesses, namely:

— EMS (Contract Electronic Manufacturing Services);

— Consumer Electronics;

— Electronic Components — Distribution and Manufacturing; and

— Personal Computer Distribution.

EMS (CONTRACT ELECTRONIC MANUFACTURING SERVICE)

The EMS business recorded a turnover of HK$272.5 million (2006: HK$215.4 million), representing an increase of 26.5%. This segment recorded a satisfactory growth. The Group has invested new facility in SMD production line and has set up new production floor with clean rooms which provides double capacity for the future growth. To facilitate the growth, the group will further recruit personnel in engineering, production management as well as quality management to enhance this service to be distinctive among competitors.

ELECTRONIC COMPONENTS — Manufacturing and Distribution

For the half year ended 30 September 2007, turnover of this business segment was HK$422.9 million in the reporting period, representing an increase of 25.7% when compared with the same period of last year (2006: HK$336.6 million).

Due to the rapid growth of sales from Shenzhen and Shanghai distribution offices, contribution from this sector kept increasing. Although the overall market environment was still slow, the Group successfully maintained and gained new orders by providing total solution and design-in package with the support of principal suppliers. Further, the recently gained distributorships started to have positive performance.

CONSUMER ELECTRONICS MANUFACTURING

In the reported period, the Group tried utmost effort to eliminate low profit margin products and keeps healthy profit margin products. Turnover of this segment was HK$109.8 million (2006: HK$172.2 million), representing a decrease of 36.2% when comparing with last reported period.

The Group has established a new factory site in Heyuan area for this product segment. Due to the parallel run of two operations of the existing and new factory site, double management resources was invested and created negative contribution to the Group in the reported period. The Group has already moved the whole production line to the Heyuan new site and this impact will gradually be eliminated in the coming months.

PERSONAL COMPUTER DISTRIBUTION

Business in this segment mainly comes from the distribution of personal computer system and parts in Canada. Turnover of this business segment was HK$212.3 million in the reporting period, representing an increase of 14.2% when compared with the same period of last year (2006: HK$167 million).

Due to the fact of consolidation of competitors in Canada, the Group has maintained good position in the market share. Turnover and gross margin in this segment is expected to keep growing in the coming year.

FUTURE PROSPECT

Because of the introduction of new principal suppliers and new product lines, turnover and gross profit of the electronic components distribution and the personal computer sectors will grow steadily. The group expects that business in this segment will have a record year.

The enhancement in SMT production will double up the capacity of the EMS manufacturing. The Group expects that there will be a significant growth is this segment.

In June, the Group has already moved all the segments in consumer product manufacturing to the new Heyuan production site which leaves the Dongguan factory site more space for further development of more technical and quality orientated business. The movement will also eliminate the doubled expenses when maintaining two operations in the transition period. With the growth of business and elimination of double expenses in this sector, the Group is confident that the negative impact in this segment will be eliminated in the next fiscal year.

EMPLOYEES

At 30 September 2007, the Group employed a total of approximately 6,000 employees of which 120 were Hong Kong based and 100 were employee in Canada. Others were mostly PRC employees located in different factory sites. Sales personnel are remunerated by salaries and incentives scheme. General staff are offered year-end discretionary bonus. The Group also provides ORSO Scheme or Mandatory Provident Fund Scheme and medical benefits to all Hong Kong employees.

Pursuant to the terms and conditions of share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to Directors and eligible employees. Up to 30 September 2007, no share options had been granted to employees.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 September 2007

	Note	Unaudited Six months ended 30 September 2007 HK$'000	2006 HK$'000
Turnover	2	**1,017,599**	891,367
Cost of sales		**(916,937)**	(798,238)
Gross profit		**100,662**	93,129
Other income		**2,384**	1,852
Selling and distribution expenses		**(14,865)**	(14,297)
General and administrative expenses		**(71,489)**	(64,092)
Operating profit		**16,692**	16,592
Finance costs		**(4,520)**	(3,297)
Profit before income tax		**12,172**	13,295
Income tax expense	3	**(2,897)**	(2,273)
Profit for the year		**9,275**	11,022
Attributable to:			
Equity holders of the Company		**9,520**	11,457
Minority interests		**(245)**	(435)
		9,275	11,022
Dividends	4	**3,038**	2,711
Earnings per share for profit attributable to equity holders of the Company			
— basic	5	**3.24 cents**	HK 4.21 cents
— diluted	5	**3.16 cents**	HK 4.21 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 September 2007

	30 September 2007 Unaudited HK$'000	31 March 2007 Audited HK$'000
Non-current assets		
Goodwill	**25,079**	25,079
Property, plant and equipment	**184,144**	178,153
Leasehold land and land use rights	**25,099**	25,376
Interest in a jointly controlled entity	**1**	1
Deferred income tax assets	**777**	701
Available-for-sale financial assets	**5,070**	4,340
Other assets	**710**	710
	240,880	234,360
Current assets		
Inventories	**260,436**	256,753
Trade receivables	**267,580**	177,168
Prepayments, deposits and other receivables	**9,728**	11,456
Derivative financial instruments	**432**	344
Cash and cash equivalents	**111,829**	93,432
	650,005	539,153
Current liabilities		
Borrowings	**144,317**	140,336
Trade payables	**242,216**	180,177
Accruals and other payables	**40,858**	23,710
Taxation payable	**3,230**	2,462
	430,621	346,685
Net current assets	**219,384**	192,468
Total assets less current liabilities	**460,264**	426,820
Non-current liabilities		
Borrowings	**60,966**	50,377
Deferred income tax liabilities	**5,085**	5,015
	66,051	55,392
Net Assets	**394,213**	371,436
Equity		
Capital and reserves attributable to equity holders of the Company		
Share capital	**30,382**	27,814
Reserves	**362,889**	342,435
	393,271	370,249
Minority interests	**942**	1,187
Total equity	**394,213**	371,436

Notes:

1. **Basis of preparation and accounting policies**

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This interim financial report should be read in conjunction with the annual financial statements for the year ended 31 March 2007.

The accounting policies and methods of computation used in the preparation of this interim financial report are consistent with those used in the annual financial statements for the year ended 31 March 2007, except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards ("HKFRS") and HKAS (collectively referred to as the "New HKFRSs"), which have become effective for accounting periods beginning on or after 1 January 2006. The applicable New HKFRSs adopted in this interim financial report are set out below.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transfer

The adoption of the above new standard, amendment and interpretations has no material impact on the condensed consolidated interim financial information of the Group.

The following new standards and interpretations have been issued by the HKICPA but are not effective for financial year ending 31 March 2007 and have not been early adopted:

HKFRS 8	Operating Segments
HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 14	HKAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
HKAS 23 (Revised)	Borrowing Costs

2. **Revenues and segment information**

The Group is principally engaged in the design, development, manufacturing and distribution of electronic components contract electronic manufacturing service and consumer electronics, and the manufacturing and distribution of personal computers and digital products.

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments for the period is as follows:

(a) ***Primary reporting format — business segments:***

	Manufacturing and distribution of electronic components Six months ended 30 September		Contract electronic manufacturing service and consumer electronics Six months ended 30 September		Manufacturing and distribution of personal computers and digital products Six months ended 30 September		Eliminations Six months ended 30 September		Group Six months ended 30 September	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover										
External sales	**422,932**	336,560	**342,462**	387,712	**252,205**	167,095				
Inter-segment sales	**160**	1,829	**—**	—	**—**	—	**(160)**	(1,829)		
	423,092	338,389	**342,462**	387,712	**252,205**	167,095	**(160)**	(1,829)	**1,017,599**	891,367
Segments results	**11,176**	9,969	**7,194**	11,363	**5,182**	2,061			**23,552**	23,393
Unallocated income									**1,086**	835
Unallocated expenses									**(7,946)**	(7,636)
Finance costs									**(4,520)**	(3,297)
Profit before income tax									**12,172**	13,295
Income tax expenses									**(2,897)**	(2,273)
Profit for the year									**9,275**	11,022
Profit attributable to shareholders									**9,520**	11,457
Minority interests									**(245)**	(435)
									9,275	11,022

(b) ***Secondary reporting format — geographical segments:***

	Turnover Six months ended 30 September	
	2007	2006
	HK$'000	*HK$'000*
Hong Kong and Mainland China	**412,549**	322,668
North America	**320,558**	338,279
Europe	**105,553**	138,026
Japan	**166,916**	78,502
Other Asian countries	**12,023**	13,892
	1,017,599	891,367

3. Income tax

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operate in Mainland China are subject to Mainland China enterprise income tax at the rate of 15% to 33% (2006: 15% to 33%). Companies established and operate in Canada are subject to Canadian income tax at the rate of 36% (2006: 36%).

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 September	
	2007	2006
	HK$'000	*HK$'000*
Current taxation:		
— Hong Kong profits tax	**630**	868
— Mainland China enterprise income tax	**1,051**	832
— Oversea income tax	**1,221**	418
	2,902	2,118
Deferred tax — relating to the origination and reversal of temporary differences	**(5)**	155
	2,897	2,273

4. Dividends

	Six months ended 30 September	
	2007	2006
	HK$'000	*HK$'000*
2006/2007 Final dividend, paid, of HK$0.015 (2005/2006 final paid: HK$0.01) per ordinary share *(Note (i))*	**4,172**	2,719
2007/2008 Interim dividend of HK$0.01 (2006/2007: HK$0.01) per ordinary share, proposed on 12 December 2007 *(Note (ii))*	**3,038**	2,711
	7,210	5,430

Note (i): At a meeting held on 27 July 2007 the directors proposed a final dividend of HK$0.015 per ordinary share for the year ended 31 March 2007, which was paid on 13 September 2007.

Note (ii): At a meeting held on 12 December 2007 the directors proposed an interim dividend of HK$0.01 per ordinary share for the six months ended 30 September 2007. The proposed interim dividend has been reflected as an appropriation of retained earnings for the six months ended 30 September 2007.

5. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$9,520,000 (2006: HK$11,457,000).

The basic earnings per share is based on the weighted average of 294,180,669 (2006: 271,864,144) ordinary shares in issue during the period. The diluted earnings per share is based on 301,239,333 (2006: 271,864,144) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 7,058,664 (2006: Nil) ordinary shares deemed to be issued at no consideration as exercise of all outstanding share warrants would not have dilutive effect to earnings per share.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions as set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules throughout the six months ended 30 September 2007, save for the following deviations:

Code Provision A.2.1

Under this code provision, the roles of the chairman and chief executive officer should be separated and should not be performed by the same individual.

Mr. Lau Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. Lau Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in future.

Code Provision A.4.1

Under this code provision, non-executive directors should be appointed for a specific term and subject to re-election.

None of the existing non-executive directors of the Company is appointed for a specific term. However, relevant amendments to the Company's bye-laws were proposed and approved by the shareholders at the annual general meeting of the Company held on 1 September 2006, that all directors of the Company (whether appointed for specific terms or not) shall retire from office by rotation at least once every three years. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have confirmed compliance with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules for the six months ended 30 September 2007.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim condensed accounts for the six months ended 30 September 2007 with the directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2007, the Company purchased a total of 184,000 shares of HK$0.10 each of the Company in the range from HK$0.59 to HK$0.64 for a total consideration of HK$111,460 on The Stock Exchange of Hong Kong Limited, all of which shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the six months ended 30 September 2007.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

This announcement will be published on the website of the Stock Exchange. The Interim Report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and published on the website of the Stock Exchange in due course.

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors and Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

By order of the Board
LAU TAK WAN
President

Hong Kong, 12 December 2007

END